PROSPECTUS SUPPLEMENT
(To Prospectus dated May 14, 1999)






                                 400,400 SHARES

                               ACXIOM CORPORATION
                                  Common Stock
                                ---------------





















         Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                               ------------------



             The date of this prospectus supplement is May 19, 1999.

                                TABLE OF CONTENTS




PROSPECTUS SUPPLEMENT                                    PROSPECTUS

Recent Developments..............S-3      RISK FACTORS.........................1
                                          ACXIOM...............................2
                                          RECENT DEVELOPMENTS..................3
                                          USE OF PROCEEDS BY ACXIOM............3
                                          PRICE RANGE OF COMMON STOCK AND
                                            DIVIDENDS..........................3
                                          SELLING SHAREHOLDERS.................4
                                          PLAN OF DISTRIBUTION.................4
                                          LEGAL MATTERS........................6
                                          EXPERTS..............................6
                                          WHERE YOU CAN FIND MORE
                                            INFORMATION ABOUT ACXIOM...........6

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. The selling shareholders are offering to sell the common stock and seeking offers to buy the common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of the common stock.

                               Recent Developments

On May 11,  1999,  Acxiom  issued a press  release  highlighting  its  financial results for the fiscal year ended March 31, 1999. Consolidated revenues were $729,984,000, up 28% over the $569,020,000 reported for 1998. Before special charges recorded in the second and third quarters, net earnings were
$65,497,000, or $.78 diluted earnings per share. This was up 34% from the earnings before special charges in the previous year of $49,016,000, or $.61 diluted earnings per share. The net loss after special charges was $16,430,000, or $.22 diluted loss per share. This was compared to earnings in the previous year of $46,055,000, or $.57 diluted earnings per share.

         For the quarter ended March 31, 1999, revenues from the Services, Data, and Information Technology Management business segments were $125 million, $50 million and $45 million, respectively, and increased by 36%, 16%, and 30%, respectively. For the full year, revenues from the Services, Data, and Information Technology Management business segments were $420 million, $187 million and $164 million, respectively, and increased 36%, 20% and 28%, respectively.

                                 400,400 SHARES
                               ACXIOM CORPORATION
                                  COMMON STOCK
                                ----------------

         The selling shareholders, as described on page 4, offer for sale 400,400 shares of Acxiom common stock.

         Acxiom's common stock is traded on the Nasdaq National Market System under the symbol "ACXM." On May 12, 1999, the closing sale price of Acxiom common stock on Nasdaq was $28-13/16 per share.

         Risk factors associated with this offering of Acxiom common stock are discussed at page 1.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               -------------------

                  The date of this Prospectus is May 14, 1999.

                                TABLE OF CONTENTS

                                                                            PAGE


RISK FACTORS ................................................................1
ACXIOM.......................................................................2
RECENT DEVELOPMENTS..........................................................3
USE OF PROCEEDS BY ACXIOM....................................................3
PRICE RANGE OF COMMON STOCK AND DIVIDENDS....................................3
SELLING SHAREHOLDERS.........................................................4
PLAN OF DISTRIBUTION.........................................................4
LEGAL MATTERS................................................................6
EXPERTS......................................................................6
WHERE YOU CAN FIND MORE INFORMATION ABOUT ACXIOM.............................6

         No one has been authorized to give you any information about this offering that is not contained in this prospectus. You should rely only on the information contained in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction in which it is unlawful to make such offer or solicitation.

                                  RISK FACTORS

         The   following  are  factors  that  should  be  considered  by  anyone contemplating an investment in Acxiom common stock.

Legislation Relating to Consumer Privacy May Affect Acxiom's Ability to Collect Data

         There could be a material adverse impact on Acxiom's direct marketing and data sales business due to the enactment of legislation or industry regulations arising from the increase in public concern over consumer privacy issues. Restrictions upon the collection and use of information which is currently legally available could be adopted, in which case the cost to Acxiom of collecting certain kinds of data might be increased materially. It is also possible that Acxiom could be prohibited from collecting or disseminating certain types of data, which could in turn materially adversely affect Acxiom's ability to meet its customers' requirements.

Postal Rate Increases Could Lead to Reduced Volume of Business

         The direct marketing industry has been negatively impacted from time to time during past years by postal rate increases. Any future increases will, in Acxiom's opinion, force direct mailers to mail fewer pieces and to target their prospects more carefully. This sort of response by direct mailers could affect Acxiom by decreasing the amount of processing services purchased from Acxiom, which could result in lower revenues, net income and earnings per share.

Data Suppliers Might Withdraw Data from Acxiom Leading to Acxiom's Inability to Provide Products and Services

         Acxiom could suffer a material adverse effect if owners of the data used by Acxiom were to withdraw the data from Acxiom. Data providers may withdraw data from Acxiom if the data suppliers deem Acxiom to be competitive, legislation is passed restricting the use of the data or the data supplier becomes insolvent. If a substantial number of data suppliers were to remove their data, Acxiom's ability to provide products and services to its customers may be materially adversely impacted resulting in decreased revenue, net income and earnings per share.

Short-term Contracts Affect Predictability of Revenues

         While approximately 54% of Acxiom's total revenue is currently derived from long-term customer contracts of over three years, the remainder is not. With respect to that portion of the business which is not under long-term contract, revenues are less predictable, and Acxiom must consequently engage in continual sales efforts to maintain its revenue stability and future growth.

Acxiom Must Continue to Improve Technology to Remain Competitive

         Maintaining technological competitiveness in its data products, processing functionality, software systems and services is key to Acxiom's continued success. Acxiom's ability to continually improve its current processes and to develop and introduce new products and services is essential in order to meet its competitors' technological developments and the increasingly sophisticated requirements of its customers. If Acxiom failed to do so, Acxiom could lose customers to current or future competitors resulting in decreased revenue, net income and earnings per share.

Year 2000  Problems  Could  Affect  Acxiom's  Ability  to Deliver  Products  and
Services

         Many computer systems and equipment and instruments were designed to only recognize the last two digits of the calendar year. With the arrival of the Year 2000, these systems may encounter operating problems due to their inability to distinguish years after 1999 from years preceding 1999. Acxiom believes that with modifications to existing software and conversions of new software the Year 2000 issue can be mitigated. However, the systems of vendors on which Acxiom relies may not be converted in a timely fashion or a vendor or customer may fail to convert its systems to be Year 2000 compliant which could materially adversely impact Acxiom's ability to deliver products and services to its customers. Acxiom's efforts to address the Year 2000 risk are discussed in the Form 10-Q for the quarter ended December 31, 1998 attached to this information statement/prospectus as Annex D.

                                     ACXIOM

         Acxiom's traditional business is the provision of data processing and related computer-based services to direct marketing organizations and to the marketing departments of large corporations in the United States and the United Kingdom. Since its inception in 1969, Acxiom has evolved into what management believes, based on its knowledge of the industry, is a leading provider of computer-based services to the direct marketing industry. Acxiom offers a broad range of services to direct marketers and to other businesses that utilize direct marketing techniques such as direct mail, advertising, database marketing and mining of data warehouses. Acxiom assists its customers with the marketing process, from project design, to list cleaning, list enhancement and list production, to database creation and management, to fulfillment and consumer response analysis.

         Acxiom also offers outsourcing/facilities management and information management services whereby it manages the data processing and information systems functions for its customers. Such customers and prospects include traditional direct marketing companies as well as companies that manage information about households and businesses. Management anticipates that delivery of data and information products will continue to expand during the foreseeable future, and that such services will increasingly generate a greater percentage of Acxiom's revenue.

         Acxiom was incorporated in Delaware in 1983 and succeeded by merger to the business of Conway Communications Exchange, Inc., an Arkansas corporation incorporated in 1969 as Demographics, Inc., which thereafter changed its name to Conway Communications Exchange, Inc. Effective upon the merger in 1983, the entity operated as CCX Network, Inc. until 1988, when the name Acxiom Corporation was adopted.

        The executive offices of Acxiom are located at 301 Industrial Boulevard, Conway, Arkansas 72032, telephone number: (501) 336-1000.

                              RECENT DEVELOPMENTS

         On September 17, 1998, Acxiom acquired May & Speh, Inc. Acxiom accounted for the transaction as a pooling of interests and described the transaction in various documents it filed with the Securities and Exchange Commission. On February 8, 1999, Acxiom filed a Current Report on Form 8-K to report restated consolidated financial statements as a result of the transaction. For information on how to receive copies of these documents see the information under the heading "Incorporation of Certain Documents by Reference."

         On December 31, 1998, Acxiom entered into a definitive agreement to acquire Computer Graphics of Arizona, Inc. and all of its affiliated companies in a stock-for-stock merger. Computer Graphics, a privately-held enterprise, is a computer service bureau principally serving financial services direct marketers since 1970. Computer Graphics is headquartered in Phoenix, Arizona. The transaction will be accounted for as a pooling of interests. Acxiom expects the purchase price for Computer Graphics to be approximately $50 million.


                            USE OF PROCEEDS BY ACXIOM

         Acxiom will not receive any proceeds from the offering described in this prospectus.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         The following table shows for the periods indicated the high and low closing sales prices of Acxiom common stock as reported on the Nasdaq National Market System.

         Fiscal Year Ended                           High              Low
         -----------------                           ----              ---

March 31, 1998:
         First Quarter                             $20-1/2           $12-1/8
         Second Quarter                             21-1/8            17-5/16
         Third Quarter                              19-1/4            15-1/8
         Fourth Quarter                             25-5/8            17

March 31, 1999:
         First Quarter                             $25-5/8           $20-1/8
         Second Quarter                             28-1/8            20
         Third Quarter                              31                16-5/8
         Fourth Quarter                             29-5/8            21-15/16

March 31, 2000:
         First Quarter
         (Through May 12, 1999)                    $28-13/16         $23

         Acxiom has never paid cash dividends on its common stock. Acxiom presently intends to retain earnings to provide funds for its business operations and for the expansion of its business. Thus, it does not anticipate paying cash dividends in the foreseeable future.

                              SELLING SHAREHOLDERS

         Two selling shareholders are offering an aggregate of 400,400 shares of Acxiom common stock in this prospectus. Trans Union L.L.C., a Delaware limited liability company and the successor in interest to Trans Union Corporation, may offer for sale up to 400,000 shares. Robert A. Pritzker, a director of both Trans Union and Acxiom, may offer for sale up to 400 shares. Donees, pledgees, transferees or other successors in interest who receive Acxiom shares from Trans Union or Mr. Pritzker may offer those shares pursuant to this prospectus, but the aggregate number of shares offered will not exceed 400,400.

         Trans Union currently owns 4,003,000 shares of Acxiom common stock. Following the sale of the 400,000 shares offered by Trans Union, Trans Union will own 3,603,000 shares, which will represent approximately 4.6% of the outstanding shares of Acxiom common stock.

         Robert A. Pritzker, with his wife, currently owns 4,000 shares of Acxiom common stock. Following the sale of the 400 shares offered by Mr. Pritzker, Mr. Pritzker and his wife will own 3,600 shares, which will represent less than 1% of the outstanding shares of Acxiom common stock. Mr. Pritzker is a director and the chairman of Trans Union. Additionally, pursuant to an agreement between Trans Union and Acxiom, Mr. Pritzker is one of two individuals designated by Trans Union to serve as directors on the Acxiom board of directors.

                              PLAN OF DISTRIBUTION

         Acxiom is registering these shares of Acxiom common stock on behalf of the selling shareholders. The selling shareholders may offer shares from time to time in one or more of the following ways:

*    through brokers, acting as principal or agent

* in sales to underwriters acquiring the stock for their own account or for resale in negotiated transactions or to the public at a fixed offering price

*    in private sales at negotiated prices

*    by pledge to secure debts, financing arrangements and other obligations

*    by the writing (sale) of put or call options on the shares

* in block trades, in which a broker or dealer attempts to sell shares as agent but may position and resell a portion of the shares as principal to facilitate the sale

*    in  hedge   transactions  and  in  settlement  of  other   transactions  in
     standardized or over-the-counter options

*    any other legally available means

         The shares of Acxiom common stock covered by this prospectus also may be sold in private transactions pursuant to Section 4(1) or Rule 144 of the Securities Act, rather than pursuant to this prospectus.

         If underwriters or other agents are used in an offering, they may receive underwriting discounts and commissions. Brokers or agents participating in such transactions may receive commissions or fees.

         If necessary, this prospectus will be supplemented to show the specific terms of a particular offering. These terms may include the following:

*    number of shares involved in that offering

*    purchase price

*    name of any underwriter, dealer or agent

*    commissions   paid  or   discounts  or  selling   concessions   granted  to
     participating underwriters or brokers

         Expenses generated in connection with the offering of shares outlined in this prospectus will be paid in the following manner:

*    Acxiom  will  pay  all  expenses,   including  filing  fees,   relating  to
     preparation of the registration statement, Acxiom's attorneys' fees and Acxiom's accountant's fees

*    Trans Union will pay its own attorneys' fees

*    Mr. Pritzker will pay his own attorneys' fees

* Trans Union will pay any underwriter's or broker's fees or commissions arising in an offering made on its behalf

* Mr. Pritzker will pay any underwriter's or broker's fees or commissions arising in an offering made on his behalf

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for Acxiom by Catherine L. Hughes, Esq., General Counsel of Acxiom.

                                     EXPERTS

         The consolidated financial statements of Acxiom Corporation, which are included in the Acxiom current report on Form 8-K dated February 8, 1999 incorporated by reference into this registration statement, except as they relate to May & Speh, Inc. as of September 30, 1996 and for the years ended September 30, 1996 and 1995, have been audited by KPMG LLP, independent accountants, and as they relate to May & Speh, Inc. as of September 30, 1996 and for the years ended September 30, 1996 and 1995, by PricewaterhouseCoopers LLP, independent accountants, whose reports appear in the Form 8-K. These financial statements have been incorporated by reference into this registration statement in reliance on the reports of these independent accountants given on the authority of these firms as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION
                                  ABOUT ACXIOM

         The SEC allows us to "incorporate by reference" information filed with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be a part of this prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock described in this prospectus are sold:

(i) Annual Report on Form 10-K for the fiscal year ended March 31, 1998, as amended by the Annual Report on Form 10-K/A dated July 29, 1998 and the Annual Report on Form 10-K/A dated August 4, 1998;

(ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1998, September 30, 1998 and December 31, 1998;

(iii)Current Reports on Form 8-K dated June 4, 1998, September 18, 1998 and February 8, 1999;

(iv) The description of Acxiom capital stock contained in the registration statement on Form 8-A of CCX Network, Inc. (now known as Acxiom Corporation) dated February 4, 1985, and any amendments or updates to that form filed by Acxiom;

(v) The description of Acxiom preferred stock purchase rights contained in the registration statement on Form 8-A/A dated June 4, 1998.

         Acxiom will provide you with free copies of any of these documents, without exhibits, unless an exhibit is incorporated into the document by reference, if you write us or call us at: Acxiom Corporation, 301 Industrial Boulevard, Conway, Arkansas 72032, Attention: Catherine L. Hughes, telephone
(501) 336-1000.

         Acxiom is subject to the  information  requirements  of the  Securities
Exchange Act of 1934 and, pursuant to such act, files reports and other information with the SEC. Acxiom has also filed a registration statement on Form S-3 with the SEC relating to this offering of Acxiom common stock by the selling shareholders. Such reports, proxy statements, registration statement and other information can be inspected and copied at the public reference room of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Acxiom's filings with the SEC also are available to the public at the SEC's web site: "http://www.sec.gov."